15045535

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 24 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67167

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2014** (MM/DD/YY) AND ENDING **12/31/2014** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Perella Weinberg Partners LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

767 Fifth Avenue
(No. and Street)

NEW YORK,	**NY**	**10153**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Aaron Hood, Chief Financial Officer **(212) 287-3305**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PUBLIC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Aaron Hood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Perella Weinberg Partners, LP, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BARBARA SHARKEY
Notary Public, State of New York
No. 01SH6191303
Qualified in New York County
Commission Expires August 11, 2016

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement Of Financial Condition

Perella Weinberg Partners LP
December 31, 2014
With Report of Independent Registered Public Accounting Firm

PUBLIC

Perella Weinberg Partners LP

Statement of Financial Condition

December 31, 2014

Contents

EY
Building a better
working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

To the General Partner of
Perella Weinberg Partners LP

We have audited the accompanying statement of financial condition of Perella Weinberg Partners LP (the "Partnership") as of December 31, 2014. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Perella Weinberg Partners LP at December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 13, 2015

Perella Weinberg Partners LP

Statement of Financial Condition

December 31, 2014

Assets	
Cash and cash equivalents	$ 64,540,103
Financial advisory fees receivable (net of allowance for doubtful accounts of $1,200,000)	46,102,269
Rebillable expenses receivable	1,074,687
Due from affiliates	787,367
Fixed assets (net of accumulated depreciation and amortization of $1,832,242)	2,014,608
Prepaid expenses and other assets	1,618,048
Total assets	$116,137,082
Liabilities and Partners' capital	
Accrued employee compensation and benefits	$ 60,092,998
Administrative fee payable	5,322,610
Deferred revenue	699,058
Deferred rent	275,187
Unincorporated business tax payable	1,150,000
Accrued expenses	2,564,404
Accounts payable	635,433
Total liabilities	70,739,690
Partners' capital	45,397,392
Total liabilities and Partners' capital	$116,137,082

The accompanying notes are an integral part of this Statement of Financial Condition.

Perella Weinberg Partners LP

Notes to the Statement of Financial Condition

December 31, 2014

1. Organization

Perella Weinberg Partners LP (the "Partnership") registered with the U.S. Securities and Exchange Commission ("SEC") on May 12, 2006. Its membership with the Financial Industry Regulatory Authority ("FINRA") became effective on May 12, 2006. Perella Weinberg Partners Group LP ("PWP Group"), a Delaware limited partnership, is the parent of the Partnership and the sole limited partner. In accordance with the Limited Partnership Agreement, as amended (the "Agreement"), the Partnership shall continue to exist until dissolution.

PadCo GP LLC, a Delaware limited liability company (the "General Partner"), is the general partner of the Partnership. The General Partner is wholly owned by PWP Group.

The Partnership provides financial advisory services and does not participate in the business of securities underwriting nor does it hold securities accounts for customers or trade in securities for its own account.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported in the Statement of Financial Condition and accompanying notes. The General Partner believes that the estimates utilized in preparing its Statement of Financial Condition are reasonable and prudent. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash consists of cash held at banks. Cash equivalents consist of investments in a money market fund which is valued based on net asset value per share.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

Financial advisory fees, rebillable expense income, interest/dividend income, and other income and related expenses are recorded on an accrual basis. Rebillable expense income refers to expenses incurred in connection with transacting advisory services that are rebilled to clients.

The Partnership recognizes advisory fees as services are performed and/or the transactions are substantially completed, and fees are determinable and collection is reasonably assured. Financial advisory fees are generally comprised of the following: (i) transaction fees based on the occurrence of certain events as defined in the respective engagement letters that are recognized when received; (ii) retainer fees that are recognized monthly or quarterly; (iii) discretionary transaction fees that are recognized when received; and (iv) up-front fees that are recognized ratably over the expected engagement.

Financial Advisory Fees Receivable, Deferred Revenue and the Allowance for Doubtful Accounts

Financial advisory fees receivable are comprised of amounts invoiced to clients plus accrued revenue, which represents earned but unbilled revenue at the balance sheet date. Deferred revenue represents the amounts billed to clients in advance but not yet earned.

The allowance for doubtful accounts is recorded based upon the amount the Partnership expects to collect. It is estimated based on a number of factors, including the clients' ability to meet their financial obligations, as well as general factors such as the length of time the receivables are past due and historical collection experience. At December 31, 2014, the allowance for doubtful accounts is $1.2 million.

2. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

The Partnership's financial instruments are categorized into a three-level fair value hierarchy. The hierarchy is based on the transparency of inputs used in the valuation of an asset or liability as of the measurement date and prioritizes the use of market-based information over entity specific information. The three levels of the fair value hierarchy are as follows:

- Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

- Level 2 – inputs to the valuation methodology include other observable inputs, including quoted prices for similar assets and liabilities in active markets and other market corroborated inputs.

- Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement, including financial instruments for which there may be little or no market activity.

The inputs or methodology used for valuing financial instruments are not necessarily an indication of the risk associated with investing in those financial instruments.

As of December 31, 2014, included in cash and cash equivalents is approximately $2.8 million of investments in money market funds that meet the Level 1 definition. The Partnership does not have any financial instruments that are designated Level 2 or Level 3 financial assets or liabilities.

The fair value of the Partnership's assets and liabilities which qualify as financial instruments under U.S. GAAP approximates the carrying amounts presented on the Statement of Financial Condition.

2. Summary of Significant Accounting Policies (continued)

Fixed Assets

Fixed assets include furniture, equipment, leasehold improvements and software development costs. Fixed assets are recorded at cost less accumulated depreciation and amortization. Depreciation of fixed assets begins once the asset is placed into service. Furniture and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, which range from three to five years. Leasehold improvements are amortized over the lesser of the estimated life of the improvement or remaining term of the lease. Software development costs are amortized over three years.

Recently Issued Accounting Pronouncements

Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern

In August 2014, the Financial Accounting Standards Board (the "FASB") issued an accounting update that provides guidance on management's responsibility in evaluating whether there is substantial doubt about an entity's ability to continue as a going concern and the related footnote disclosures. For each reporting period, management will be required to evaluate whether there are conditions or events that raise substantial doubt about the Partnership's ability to continue as a going concern within one year from the date the financial statements are issued. The guidance is effective for the Partnership beginning January 1, 2017. Early adoption is permitted. This guidance is not expected to have a material impact on the Partnership's financial statements.

Revenue Recognition

In May 2014, the FASB issued an accounting update which changes the requirements for revenue recognition and provides enhanced disclosures for users of the financial statements. The core principal of this guidance is that an entity should recognize revenue to depict the transfer of promised services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those services. The new guidance is effective for fiscal years beginning after December 15, 2016. The Partnership is currently assessing the potential impact of adopting this accounting standard update.

3. Related-Party Transactions

PWP Group provides certain services to the Partnership on an on-going basis. Such services include rent and occupancy, employee compensation and benefits, fixed assets, and equipment technology. These expenses are directly allocated to the Partnership based on PWP Group's allocation methodologies, which utilize a combination of factors including, but not limited to, square footage, headcount, and percentage of time spent.

At December 31, 2014, the Partnership had approximately $5.3 million payable to PWP Group and its affiliates related to administrative support services. These amounts are represented as administrative fee payable on the Statement of Financial Condition.

From time to time, the Partnership may pay for certain expenses on behalf of its affiliated entities during the normal course of business. At December 31, 2014, the Partnership had $787,367 receivable from its affiliates. These amounts are represented as due from affiliates on the Statement of Financial Condition.

4. Income Taxes

Unincorporated Business Tax

The Partnership is treated as a partnership for U.S. federal income tax and New York state income tax purposes. No income tax provision has been made in the Statement of Financial Condition since the Partnership is not subject to U.S. federal income taxes or New York state income taxes. The limited partner is liable for taxes on its distributable share of the Partnership's taxable income or loss. However, the Partnership is subject to New York City unincorporated business tax ("UBT"). At December 31, 2014, the UBT payable is approximately $1.2 million.

Uncertain Tax Positions

U.S. GAAP provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed on the Statement of Financial Condition. U.S. GAAP requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet a

4. Income Taxes (continued)

Uncertain Tax Positions (continued)

"more-likely-than-not" threshold would be recorded as a tax expense in the current year. The Partnership has evaluated its tax positions and has concluded that there are no significant tax positions requiring recognition, measurement or disclosure in the Statement of Financial Condition. As of December 31, 2014, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2011 forward (with limited exceptions).

5. Net Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"). Effective June 1, 2014, the Partnership changed its Net Capital requirement computation method under the Rule from the aggregate indebtedness method to the alternative net capital computation method. Under this method, the Partnership is required to maintain net capital in excess of the greater of $250,000 or 2 percent of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers (Exhibit A to Rule 15c3-3, Sec. 240.15c3-3a). Advances to affiliates and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2014, the Partnership had net capital of approximately $4.2 million, which was approximately $3.9 million in excess of required minimum net capital of $250,000.

At December 31, 2014, approximately $10.4 million of accrued bonuses were categorized as discretionary liabilities for the purpose of the Computation of Net Capital Pursuant to SEC Rule 15c3-1.

The Partnership does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and, accordingly, is exempt from the Customer Protection Rule (Rule 15c3-3).

6. Partners' Capital

Profits and losses are allocated in accordance with the Partners' respective percentage interests, as defined in the Agreement. The Partners' capital as of December 31, 2014 is solely that of PWP Group. Distributions may be made in such amounts as may be determined by the General Partner, in its sole discretion. During the year ended December 31, 2014, a distribution of $28.0 million was made to PWP Group.

7. Employee Benefits

The Partnership participates in PWP Group's defined contribution plan covering substantially all employees who qualify as to age, the number of hours contemplated in their employment agreement, and employment date, as well as interns and part-time employees who exceed 1,000 hours of employment in a calendar year. The Partnership makes a safe harbor non-elective contribution of 3% of the participant's eligible compensation per calendar year. The Partnership also contributes a discretionary profit sharing of 3% of eligible compensation for participants employed on December 31 of each year. Partners are not eligible for the discretionary profit share. The combined safe harbor non-elective contribution and discretionary profit sharing will not exceed $10,000 per participant, except when required to satisfy certain thresholds for non-highly compensated employees. In 2014, participants could contribute up to a maximum of $17,500 with an additional contribution up to $5,500 for employees 50 years of age and older.

8. Commitments and Contingencies

At December 31, 2014, future minimum lease payments under an operating lease consist of the following:

	Minimum Payments
Year ending:	
2015	$ 393,600
2016	401,132
2017	408,665
2018	416,198
2019	316,386
	$ 1,935,981

The lease is subject to an escalation clause covering operating expenses and real estate taxes.

9. Concentration of Credit Risk

At December 31, 2014, the Partnership's cash and cash equivalents were held at one major financial institution at which two of the three accounts are insured up to $250,000 by the Federal Deposit Insurance Corporation.

Financial advisory fees receivable represent amounts due from clients that are from various industry and geographic backgrounds. At December 31, 2014, approximately $42.2 million in financial advisory fees receivable is concentrated with six clients (of which approximately $35.2 million was received through the date of issuance of this Statement of Financial Condition). In the event that these clients do not fulfill their obligations, the Partnership may be exposed to risk. The Partnership's policy is to monitor the credit standing of each client with which it conducts business.

10. Subsequent Events

Through February 13, 2015, the Partnership collected approximately $38.4 million of financial advisory fees and rebillable expenses which were outstanding as of December 31, 2014.

On January 23, 2015, the Partnership received preferred shares with a fair market value of $25,000 in lieu of cash payment for services provided to one of its clients. These shares were issued to PWP Group.

In January 2015, the Partnership paid approximately $56.4 million of bonuses, which are included in accrued compensation and benefits on the Statement of Financial Condition.

The Partnership has evaluated subsequent events through February 13, 2015, which is the date this Statement of Financial Condition was available for issuance.